Certificate of Qualified Person

As a co-author of the technical report titled "Waterberg Definitive Feasibility Study Update, Bushveld Igneous Complex, Republic of South Africa" dated October 9, 2024 and with an effective date of August 31, 2024 (the "Report") I, Gordon Ian Cunningham, B. Eng. (Chemical), Pr. Eng. (ECSA), FSAIMM, residing at Broadacres Country Estate, Merrivale Heights, Howick, KwaZulu Natal, South Africa hereby certify that:

1. I am currently employed as a Director and Principal Metallurgical Engineer by Turnberry Projects (Pty) Ltd. of PO Box 592, Hilton, 3245, South Africa.

2. I am a member in good standing of the Engineering Council of South Africa and am registered as a Professional Engineer - Registration No. 920082.  I am a Fellow in good standing of the South African Institute of Mining and Metallurgy - Membership No. 19584.

3. I graduated from the University of Queensland with a B. Eng. (Chemical) in 1975.

4. I have worked as a Metallurgist in production for a total of 20 years since my graduation from university.  I have worked as a corporate Consulting Metallurgist for 5 years since graduation, 2 years as an independent metallurgical consultant and have been working for Turnberry Projects (Pty) Ltd. for 22 years as a Project and Principal Engineer and Director, primarily associated with mining and metallurgy projects.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 (the "Instrument") and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of the Instrument.

6. I have previously co-authored the technical reports titled "Independent Technical Report on the Waterberg Project including Mineral Resource Update and Pre-Feasibility Study" dated October 19, 2016 and with an effective date of October 17, 2016, and "Independent Technical Report, Waterberg Project Definitive Feasibility Study and Mineral Resource Update, Bushveld Complex, South Africa" dated October 4, 2019 and with an effective date of September 4, 2019 and have worked on various aspects of the studies for the project since 2013.

7. I have last visited the Waterberg Project for personal inspection in February 2013, October 2016, December 2016 and February 2017, each for a period of one day.

8. I am the co-author of the Report and am responsible for Sections 1.9, 1.13 to 1.18, 1.20 to 1.22; parts of Section 2; parts of Section 3; Sections 4.5 to 4.8; Section 5; Section 13; Section 17; Section 18; Section 19; Section 20; parts of Section 21; Section 22; Sections 25.4 to 25.10; Sections 26.4 to 26.8; and parts of Section 27.

9. I am not aware of any material fact or material change with respect to the subject matter of the Report that is not reflected in the Report, the omission of which would make the Report misleading.

10. I am independent of Platinum Group Metals Ltd. as described in section 1.5 of the Instrument.

11. I have read the Instrument and confirm that the parts of the Report that I am responsible for have been prepared in compliance with the Instrument.

12. I do not have, nor do I expect to receive a direct or indirect interest in the mineral properties of Platinum Group Metals Ltd., and I do not beneficially own, directly or indirectly, any securities of Platinum Group Metals Ltd. or any associate or affiliate of such company.

13. At the effective date of the Report, to the best of my knowledge, information and belief, the Report contains all scientific and technical information that is required to be disclosed to make the Report not misleading.

Dated at Howick, South Africa, on October 9, 2024.

/s/ Gordon I Cunningham

Gordon I Cunningham, Pr. Eng.

Director and Principal Engineer
TURNBERRY PROJECTS (PTY) LTD.